                                                            Relates to Form S-1
                                                    Registration Nos. 333-71175
                                                                      333-72227
                                             Filed under Rule 424(b)(3) and (c)


                          PROSPECTUS SUPPLEMENT NO. 1
                                       TO
                                  PROSPECTUSES
                                       OF
                            SFX ENTERTAINMENT, INC.
                            DATED FEBRUARY 11, 1999


THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUSES. CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT AND NOT DEFINED HEREIN HAVE THE MEANINGS SET FORTH IN THE PROSPECTUSES.

RECENT DEVELOPMENTS


         SFX has completed the acquisitions of Cellar Door and Integrated Sports International substantially on the terms summarized in the Prospectuses.

         Financial information for SFX's fiscal year ended December 31, 1998 has recently become available. Revenue for 1998 increased to $884.3 million from $96.1 million in 1997. Adjusted EBITDA (defined as operating income plus depreciation and amortization, non-cash and non-recurring charges, and income from equity investments) was $87.2 million versus $11.0 million last year. The net loss applicable to common stock was $68.7 million for 1998 compared to net income of $3.8 million last year. Basic and dilutive net loss per common share was $2.75 in 1998 versus net income per common share of $0.26 in 1997.

         On a pro forma basis, assuming all closed acquisitions, as well as the pending Marquee acquisition, were completed as of January 1, 1997, revenue for the year ended December 31, 1998 would have been $1.300 billion, an increase of 27% over the pro forma $1.020 billion of the previous year, and pro forma Adjusted EBITDA including certain cost savings related to the acquisitions would have grown 29% to $157 million, compared to $122 million in 1997.

         The following table sets forth certain unaudited consolidated financial information of SFX for the year ended December 31, 1998 and corresponding audited information for the year ended December 31, 1997.

                    SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               Year Ended
                                                              December 31,
                                                      -----------------------------
                                                          1998            1997
                                                      (Unaudited)
                                                      ------------    ------------
Revenue                                               $    884,286    $     96,144

Operating expenses:
   Cost of revenue                                         678,756          73,881
   Selling, general and administrative expenses            111,748           9,536
   Depreciation and amortization, including $2,406
      of integration costs in 1998                          62,197           5,431
   Corporate expenses, including $530 of Triathlon
      fees in 1998                                          11,194           2,206
   Non-recurring charges                                     5,600            --
   Non-cash compensation and other non-cash charges         34,051            --
                                                      ------------    ------------

      Operating income (loss)                              (19,260)          5,090

Income from equity investments, net                         (4,630)           (509)
Interest expense                                            50,759           1,590
Investment income                                           (4,491)           (295)
Minority interest                                            2,036            --
                                                      ------------    ------------

Income (loss) before provision for income taxes            (62,934)          4,304

Provision for income taxes                                   3,000             490
                                                      ------------    ------------

Net income (loss)                                          (65,934)          3,814

Accretion on stock subject to redemption                    (2,750)           --
                                                      ------------    ------------

Net income (loss) applicable to common stock          $    (68,684)   $      3,814
                                                      ============    ============

Basic and dilutive net income (loss) per common
   share                                              $      (2.75)   $       0.26
                                                      ============    ============

Weighted average basic and dilutive common shares
   outstanding                                          24,978,413      14,445,000

          The date of this Prospectus Supplement is February 25, 1999.